[redacted]

13010658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35359

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Bancorp Investments, Inc.

OFFICIAL USE ONLY
17868
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Livingston Road
(No. and Street)

Saint Paul (City) — Minnesota (State) — 55107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessica McIntosh — (314) 418-8664 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street (Address) — Minneapolis (City) — Minnesota (State) — 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

STATEMENT OF FINANCIAL CONDITION

U.S. Bancorp Investments, Inc.
SEC File Number: 8-35359
December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
U.S. Bancorp Investments, Inc.

We have audited the accompanying statement of financial condition of U.S. Bancorp Investments, Inc. (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of U.S. Bancorp Investments, Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 26, 2013

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

December 31, 2012
(In Thousands, Except Share and Per Share Amounts)

Assets		
Cash held at affiliate bank	$	172,388
Cash segregated in compliance with federal regulations		40,356
Collateralized agreements:		
Securities borrowed		367,624
Securities purchased under agreements to resell		363,287
Receivables:		
Customers		41,198
Brokers, dealers, and clearing organizations		118,125
Affiliates		746
Securities owned, at fair value		442,362
Fixed assets, net of accumulated depreciation and amortization of $7,974		2,604
Goodwill		31,307
Deferred tax asset, net		3,197
Other assets, net of allowance of $1,926		30,588
Total assets	$	1,613,782
Liabilities		
Collateralized agreements:		
Securities sold under agreements to repurchase	$	47,032
Payables:		
Customers		39,200
Brokers, dealers, and clearing organizations		46,247
Affiliates		8,798
Securities sold, but not yet purchased, at fair value		400,779
Accrued compensation and benefits		59,789
Taxes payable to Parent		11,809
Other liabilities and accrued expenses		6,437
Total liabilities		620,091
Commitments, contingencies, and guarantees		
Subordinated liabilities		500,000
Stockholder's equity:		
Common stock, $0.01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding		1
Additional paid-in capital		519,628
Accumulated deficit		(25,938)
Total stockholder's equity		493,691
Total liabilities, commitments, contingencies, guarantees, and stockholder's equity	$	1,613,782

See accompanying notes.

1. Organization

U.S. Bancorp Investments, Inc. (the Company), a wholly owned subsidiary of U.S. Bancorp (USB or the Parent), is a full-service broker dealer that is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company trades and effects transactions on behalf of retail and institutional clients in various types of securities across a variety of markets. The Company acts as an agent and sells fixed and variable annuities and mutual fund shares, acts as a broker of option contracts, and provides other services to retail customers through its bank branch-based registered representatives. The Company also participates in securities underwriting, private placement of securities, and collateralized securities transactions.

In the ordinary course of business, the Company enters into transactions with the Parent and subsidiaries of the Parent. The Company's results might be significantly different if it operated as a stand-alone entity. Affiliated transactions are described in Note 12, "Transactions With Affiliates."

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of statement of financial condition in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash Held at Affiliate Bank

Cash includes cash held at U.S. Bank National Association (USBNA), an affiliate of the Company, as of December 31, 2012.

Cash Segregated in Compliance With Federal Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a registered broker-dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified securities in a special reserve bank account for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies (continued)

Included in cash segregated in compliance with federal regulations at December 31, 2012, is $40,356 of cash deposits with USBNA.

During 2012, the Company did not use U.S. governmental securities and governmental agency securities to support its Customer Reserve Formula deposit.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are executed. The counterparties to these agreements typically are primary dealers of U.S. government securities and major financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned balances result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities-borrowed transactions require the Company to deposit cash or other collateral in excess of the market value of the borrowed securities with the lender. Securities-loaned transactions require the borrower to deposit cash with the Company in excess of the market value of the loaned securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Derivative Transactions

The Company transacts in the derivative market to manage the credit risk related to its corporate bond trading portfolio. The Company's derivative transactions are all executed and outstanding with U.S. Bancorp National Association as counterparty. The Company's derivative transactions include credit default swap indexes that are designated as economic hedges, which do not qualify for hedge accounting. Derivative contracts are reported in the statement of financial condition as receivables from, or payables to, affiliates at fair value. Derivative transactions are recorded on a trade-date basis. See Note 3, "Derivative Financial Instruments," for further information regarding derivative transactions.

2. Summary of Significant Accounting Policies (continued)

Securities Owned and Securities Sold, but Not Yet Purchased

All of the Company's securities owned and securities sold, but not yet purchased are recorded on the statement of financial condition on a trade-date basis at fair value.

See Note 7, "Fair Value," for all securities as of December 31, 2012.

Fixed Assets

Fixed assets are recorded at cost and include office equipment, computer software, and leasehold improvements. Depreciation of office equipment and computer software is recorded using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the asset's estimated useful life or the life of the lease, whichever is shorter.

Goodwill

Goodwill recorded by the Company represents the pushdown of assets and liabilities at fair value by the Parent for previous business acquisitions. The recoverability of goodwill is evaluated annually or more frequently if there are indicators of impairment. The goodwill evaluation is based on the estimated fair value of the business based on the present value of estimated future cash flows. No impairment charges were taken during 2012.

Other Assets

Limited partnership interests in private equity funds are accounted for using the equity method and included in other assets. All equity investments are evaluated for impairment at least annually and more frequently if there are indicators of impairment. These limited partnerships are also evaluated for consolidation in accordance with applicable consolidation guidance. No consolidation was deemed to be necessary as a result of these analyses.

2. Summary of Significant Accounting Policies (continued)

Also included in other assets are employee sign-on bonuses. These bonuses are made to revenue-producing employees in retail brokerage, typically in connection with their recruitment process, at management's discretion. These bonuses are based on continued employment and are amortized using the straight-line method over a two- or three-year vesting period.

As a condition of these signing bonuses, a "claw-back" provision is included in the employment agreement, which requires the employee to pay back part of or the entire bonus to the Company if the employee terminates their employment within the vesting period set forth in the agreement.

Some of the employees have terminated and have not yet repaid the amounts due to the Company under the "claw-back" provisions. The Company is actively trying to collect the funds owed to it and has established an allowance for doubtful accounts for any amounts older than 90 days. The allowance is reviewed monthly by management to determine if any changes are necessary.

See Note 9, "Other Assets," for all other assets as of December 31, 2012.

Stock-Based Compensation

As part of its employee compensation programs, the Company's employees participate in USB's retirement savings plan, pension plan, and stock option incentive plan. Pension and stock-based compensation expense is allocated to the Company by USB based on the Company's pro rata use of these plans. All asset and liabilities of the plans are recorded at the USB.

Income Taxes

The Company is included in the filing of a consolidated federal income tax return with USB and its affiliates. The Company also files unitary and separate state income tax returns. Settlements of federal and state payments are made on a regular basis in line with a tax-sharing agreement with USB and its affiliates. Deferred taxes that are recorded represent the differences between the financial reporting basis of assets and liabilities and the tax basis of such assets and liabilities.

Please see Note 15, "Income Taxes," for further discussion.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Product Partner Dollars

The Company distributes annuity and mutual fund products for third parties (Product Partners). As part of these arrangements, the Product Partners provide promotional support to the Company to be used for marketing, training, and other sales initiatives (Product Partner Dollars).

Product Partner Dollars are generally based on a contractual fee as a percentage of assets under management, a contractual fee as a percentage of sales, or an agreed-upon annual payment or series of quarterly payments. Amounts related to the contractual fee methods are accrued on a monthly basis and generally collected on a quarterly basis. Amounts related to the noncontractual fees annual/quarterly payment method are generally recorded on a cash basis.

Receivables

No allowance has been established for customer or other broker-dealer receivables, as management believes these receivable amounts are fully collectible. See Note 6 for further discussion.

3. Derivative Financial Instruments

The following table provides information on the fair value of the Company's derivative contracts at December 31, 2012:

	Asset Derivatives			Liability Derivatives		
	Notional Value	Fair Value	Remaining Maturity In Years	Notional Value	Fair Value	Remaining Maturity In Years
Credit default swap index	200,000	2,102	3.85	200,000	2,102	3.85

During the year, the Company entered into six new credit default swap index derivative contracts. At December 31, 2012, there were ten contracts outstanding with an aggregate fair value of zero.

(In Thousands)

4. Receivables From, and Payables to, Customers

Amounts receivable from customers include:		
Cash transactions	$	13,567
Fee income		87
Margin accounts		27,544
Total receivables	$	41,198

Amounts payable to customers include:		
Cash transactions	$	39,200

Customer securities are held as collateral for margin loan receivables. Such collateral is not reflected in the statement of financial condition. Margin loan receivables earn interest at floating interest rates.

Payables to customers primarily consist of customer funds pending settlement of securities transactions and customer funds on deposit.

5. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include:		
Clearing receivables	$	60,269
Underwriting receivables		31,230
Deposits with clearing organizations		16,169
Securities failed to deliver		8,783
Other receivables		1,674
Total receivables	$	118,125

Payables to brokers, dealers, and clearing organizations include:		
Clearing payables	$	43,179
Securities failed to receive		3,068
Total payables	$	46,247

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on the settlement date.

6. Collateralized Securities Transactions

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities under agreements to resell, securities borrowed, and margin agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2012, reverse repurchase collateral of approximately $363,000, stock borrowings of approximately $368,000, and client excess margin securities of approximately $39,000 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company has transferred to others approximately $448,000 in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

7. Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance.

The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury bonds, U.S. government agency securities, and exchange-traded equity securities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable, either directly or indirectly. The observable assumptions for the valuation techniques can include contractual cash flows, benchmark yields, and credit spreads to determine fair value. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

(In Thousands)

7. Fair Value (continued)

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company did not have any Level 3 inventory positions as of December 31, 2012.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the valuation of the Company's assets and liabilities measured at fair value on a recurring basis by pricing levels as of December 31, 2012:

	Level 1	Level 2	Level 3	Netting(a)	Balance as of December 31, 2012
Assets					
Securities owned:					
U.S. government securities	$ 94,166	$ –	$ –	$ –	$ 94,166
Municipal securities	–	45,204	–	–	45,204
Corporate debt obligations	–	302,875	–	–	302,875
Corporate equities	48	–	–	–	48
Other securities	–	69	–	–	69
Receivables from affiliates:					
Derivative credit contracts receivable	–	2,102	–	(2,102)	–
Total assets measured at fair value on a recurring basis	$ 94,214	$ 350,250	$ –	$ (2,102)	$ 442,362
Liabilities					
Securities sold, but not yet purchased:					
U.S. government securities	$ 49,826	$ 15	$ –	$ –	$ 49,841
Corporate debt obligations	–	350,867	–	–	350,867
Other securities	–	71	–	–	71
Payables from affiliates:					
Derivative credit contracts payable	–	2,102	–	(2,102)	–
Total liabilities measured at fair value on a recurring basis	$ 49,826	$ 353,055	$ –	$ (2,102)	$ 400,779

(a) Represents netting of derivative asset and liability balances with the same counterparty subject to master netting agreements.

(In Thousands)

7. Fair Value (continued)

Other securities include fractional shares of securities, securities purchased from customers in order to facilitate customer sale requests on an expedited basis, and securities positions resulting from trade errors.

Securities borrowed/loaned, repurchase/reverse repurchase agreements, receivable from/payable to brokers, dealers and clearing organizations, receivable from/payable to customers, receivable from/payable to affiliates, and other receivables are short-term in nature and, accordingly, are carried at amounts that approximate fair value. These balances are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

8. Fixed Assets

At December 31, 2012, the Company's fixed assets are as follows:

Office equipment	$ 7,828
Computer software	2,358
Leasehold improvements	392
Total fixed assets	10,578
Less accumulated depreciation and amortization	7,974
Fixed assets, net	$ 2,604

9. Other Assets

At December 31, 2012, the Company's other assets are as follows:

Deferred employee sign-on bonuses	$ 21,286
Accrued interest receivable	4,287
Prepaid expenses	2,647
Limited partnership investments	1,992
Other receivables, net of allowance of $1,926	376
Total other assets	$ 30,588

(In Thousands)

10. Borrowings

At December 31, 2012, the Company had a $250,000 secured borrowing facility with USBNA to be used for discretionary working capital purposes. At December 31, 2012, there were no outstanding borrowings under the facility. The rate of interest for this facility is quoted at the time of borrowing at USBNA's discretion.

In addition, the Company has a $400,000 unsecured promissory facility with USB to be used for discretionary working capital purposes. At December 31, 2012, the Company had no outstanding borrowings on this note. The rate of interest for this facility is the comparable rate at which USB would be able to borrow funds of comparable amounts in the Money Markets for a one-month period.

The Company also has a $300,000 secured promissory facility with USBNA to be used as support for intra-day cash settlements of security underwritings. At December 31, 2012, the Company had no outstanding borrowings on this note. The rate of interest for this note is quoted at the time of borrowing at USBNA's discretion.

11. Contingencies, Commitments, and Risks

Legal Contingencies

The Company is involved in various pending and potential lawsuits, arbitration proceedings, and regulatory inquiries related to its securities and investment banking business. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. Management of the Company believes that the resolution of any various lawsuits, arbitration, claims, and regulatory inquiries will have no material adverse effect on the statement of financial condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential losses, if any, that may result from these matters. The Company has established reserves for potential losses that are probable and reasonably estimable.

11. Contingencies, Commitments, and Risks (continued)

Other Commitments

In the normal course of business, the Company indemnifies and provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Concentration of Credit Risk

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and/or market conditions. At December 31, 2012, the Company believes there was no concentration of credit risk related to its collateralized securities transactions.

Financial Instruments with Off-Balance Sheet Risk

Securities sold, but not yet purchased represent obligations of the Company to deliver specified securities at the contracted price and, thereby, create a liability to repurchase such securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

(In Thousands)

12. Transactions With Affiliates

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. These transactions include revenue and expenses for underwriting securities, selling affiliated mutual funds, financing costs, royalty fees for the use of USB's name, administrative services (processing charges), other overhead charges (costs for shared personnel), occupancy, and general and administrative services (processing and other overhead charges). Costs are allocated from USB to the Company based upon a Master Service Agreement.

At December 31, 2012, the Company owned or sold short public securities issued by affiliates as follows:

Securities owned, at fair value	$ 28,313
Securities sold, but not yet purchased, at fair value	16,002

In addition, the Company had borrowed from third parties securities issued by affiliates of $18,148.

13. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and a member firm of FINRA, the Company is subject to the Uniform Net Capital Rule (the Rule) of the SEC. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $250 or 2% of aggregate debit balances arising from customer transactions. FINRA may prohibit a member firm from expanding its business or paying dividends if the resulting net capital would be less than 5% of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2012, net capital under the Rule was $673,026 or 2,105% of aggregate debit balances and $672,387 in excess of the minimum required net capital.

14. Employee Benefits and Stock-Based Compensation

Employee Retirement Savings Plan

Substantially all of the Company's employees are eligible to participate in the defined contribution retirement savings plan, sponsored by USB. Eligible employees may make contributions of up to 75% of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives. Employee contributions are 100% matched by the Company, up to 4% of an employee's eligible annual compensation. The Company's matching contribution vests immediately. Although the matching contribution is initially invested in USB's common stock, an employee can reinvest the matching contribution among various investment alternatives.

Pension Plan

As described in Note 2, "Summary of Significant Accounting Policies," substantially all of the Company's employees are eligible to participate in the U.S. Bank Pension Plan, a qualified noncontributory defined benefit plan sponsored by USB. Qualified pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay or one or more cash balance formulas, or both. Under the cash balance formula established effective January 1, 2010, participants receive annual pay credits based on eligible pay multiplied by a percentage determined by their age and years of service, as well as receiving annual interest credits. Employees become vested upon completing three years of vesting service. USB's qualified plan objectives include maintaining a funded status sufficient to meet participant benefit obligations over time while reducing long-term funding requirements and pension costs. Qualified plan assets consist primarily of collective investment funds, which invest in domestic and international equity securities. In addition to the funded qualified pension plan, USB maintains a nonqualified plan that is unfunded and provides benefits to certain eligible employees.

14. Employee Benefits and Stock-Based Compensation (continued)

Active and Postretirement Welfare Plan

In addition, USB provides health care and death benefits to substantially all active and certain retired employees of the Company. Generally, all active employees may become eligible for participation in the postretirement welfare plan by meeting defined age and service requirements. USB may also subsidize the cost of coverage for employees meeting certain age and service requirements. The retiree medical plan contains other cost-sharing features, such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

Stock-Based Compensation

As discussed in Note 2, "Summary of Significant Accounting Policies," the Company's employees participate in USB's stock option and long-term incentive cash plans. Stock-based compensation expense is based on the estimated fair value of the award at the date of the grant or modification. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company reimburses the Parent for stock-based compensation.

(In Thousands)

15. Income Taxes

At December 31, 2012, the Company did not have any unrecognized tax positions.

The components of the Company's net deferred tax asset as of December 31, 2012, were:

Deferred tax assets:	
Accrued compensation	$ 9,337
Accrued expenses	71
Accrued pension and retirement benefits	3,546
Gross deferred tax asset	12,954
Deferred tax liabilities:	
Intangibles	(8,635)
Investment basis differences	(283)
Fixed assets	(607)
Other	(232)
Gross deferred tax liability	(9,757)
Net deferred tax asset	$ 3,197

The Company did not recognize a valuation allowance against its deferred income tax assets as of the beginning or end of 2012 as the Company believes it is more likely than not that there is an ability to realize its deferred income tax assets.

16. Subordinated Liabilities

The borrowings under subordination agreements at December 31, 2012, are listed as follows:

Subordinated note, due November 2, 2017	$ 500,000
Total subordinated liabilities	$ 500,000

The subordinated liabilities are with the Parent and are available in computing net capital under the Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The rate of interest for this facility is 1.68% per year. It is the Company's intention to renew the subordinated note due on November 2, 2017.

17. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2012. Based on this evaluation, the Company has determined that no events have occurred that were required to be recognized or disclosed in the statement of financial condition.

Ernst & Young LLP

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